Exhibit 99.1

Tarena International, Inc. Announces First Quarter 2016 Results

First Quarter Net Revenues Increased by 46.5% Year-Over-Year

First Quarter Student Enrollment Increased by 51.8% Year-Over-Year
Reaffirms Full Year 2016 Net Revenues Guidance of $230-236 million

BEIJING, May 23, 2016 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•	Net revenues increased by 46.5% year-over-year to US$41.3 million from US$28.2 million in the same period in 2015.

•	Gross profit increased by 54.3% year-over-year to US$26.6 million from US$17.2 million in the same period in 2015.

•	Operating loss was US$3.0 million, compared to an operating loss of US$4.7 million in the same period in 2015.

•	Non-GAAP operating loss, which excluded share-based compensation expenses, was US$0.6 million, compared to a non-GAAP operating loss of US$3.6 million in the same period in 2015.

•	Net loss was US$3.8 million, compared to a net loss of US$2.5 million in the same period in 2015.

•	Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, was US$1.7 million, compared to a net loss of US$1.4 million in the same period in 2015.

•	Basic and diluted net loss per American Depositary Share ("ADS") were US$0.07. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were US$0.03. Each ADS represents one Class A ordinary share.

•	Cash, time deposits and restricted time deposits totaled US$197.6 million as of March 31, 2016, compared to US$189.1 million as of December 31, 2015.

•	Deferred revenue totaled US$35.5 million as of March 31, 2016, compared to US$25.3 million as of December 31, 2015.

•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the first quarter of 2016 increased by 48.2% year-over-year to 21,121.

•	Total student enrollments, defined as the total number of new students recruited and registered, in the first quarter of 2016 increased by 51.8% year-over-year to 23,030.

•	Total seat capacity, defined as the total number of seats available in our learning centers, increased by 26.3% to 44,004 as of March 31, 2016, from 34,845 as of March 31, 2015.

•	Total number of learning centers increased to 135 as of March 31, 2016, from 122 as of March 31, 2015.

"I am pleased to report that our top line results in our first quarter of 2016 once again exceeded our expectations. We drove revenue mainly through student enrollment growth. In this quarter, we recorded an outstanding student enrollment of 23,030, representing 51.8% year-over-year growth. This enrollment result brings us strong confidence in achieving our revenue growth target for fiscal year 2016. In addition, from the first quarter of 2016, we started to implement our “Teaching at Appropriate Levels” strategy and launched our advanced-level courses in Java, iOS, Android, Web front-end development, and Digital art, and as a result we successfully attracted more students. " said Mr. Shaoyun Han, Tarena's Chairman and Chief Executive Officer.

"We launched our kid education programs Tongcheng and Tongmei featuring IT training courses and non-IT training courses last December. In late March 2016, we rolled out kid programs in 5 more cities outside Beijing. In the first quarter of 2016, the total student enrollment of kid education programs was 246. We expect the kid education program course enrollment will further grow in the coming quarters." Mr. Han continued.

"Although we only increased one learning center on a net basis in the first quarter of 2016, we took opportunities to optimize our facility resources, by opening four learning centers, merging three learning centers, and expanding existing facilities where appropriate. As a result, our total seat capacity increased from 42,434 as of December 31, 2015 to 44,004 as of March 31, 2016. Over the coming quarters and years, we will continue to focus on delivering high quality and differentiated education services to our students, enhancing their learning experiences and outcomes, and strengthening our leading position in professional education market. "Mr. Han concluded.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, added, "On the cost and expense side, our focus remains on optimizing our existing resources to drive better margin results. We are particularly pleased with the significant year-over-year improvement in gross profit margin and operating margin, which resulted from greater business scale, higher seat utilization and lower advertising spending on student acquisition. During the first quarter of 2016, we improved seat utilization to 71% as compared to the same period last year, resulting in our gross margin in the first quarter of 2016 increasing by 3.3 percentage points year-over-year. Non-GAAP operating margin in the first quarter of 2016 improved by 11.4 percentage points year-over-year, and GAAP operating margins in the first quarter of 2016 improved by 9.3 percentage points year-over-year. Thus we are confident in achieving the objective we set at the beginning of the year to further improve center utilization and profitability, which we believe will position us well for sustainable growth in 2016 and beyond. "

First Quarter 2016 Results

Net Revenues

Net revenues increased by 46.5% to US$41.3 million in the first quarter of 2016, from US$28.2 million in the same period in 2015. The increase was primarily due to increased course enrollments and to a lesser extent, an increase in the standard tuition fees.

Total course enrollments in the first quarter of 2016 increased by 48.2% to 21,121 from 14,248 in the same period in 2015, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased to 16 from 13 in the first quarter year-over-year, while the total seat capacity in our learning centers increased by 26.3% to 44,004 as of March 31,2016 from 34,845 as of March 31, 2015 to cater to the increased demand for our courses.

Beginning in the second quarter of 2015, we raised the standard tuition fees on most of our courses by RMB1,000 per course to RMB17,800. We raised our tuition fees on selected courses by another RMB1,000 in March 2016. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 93%/7% and 89%/11% in the first quarter of 2016 and 2015, respectively.

Cost of Revenues

Cost of revenues increased by 34.2% to US$14.7 million in the first quarter of 2016, from US$11.0 million in the same period in 2015. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased seat capacity, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 54.3% to US$26.6 million in the first quarter of 2016, from US$17.2 million in the same period in 2015. Gross margin increased to 64.4% in the first quarter of 2016 from 61.1% in the same period in 2015. The improvement in gross margin was mainly due to increased operational scale for our learning centers. Our overall center utilization rate in the first quarter of 2016 increased to 71% from 69% in the same period in 2015, mainly due to increased student enrollment.

Operating Expenses

Total operating expenses increased by 35.1% to US$29.6 million in the first quarter of 2016, from US$21.9 million in the same period in 2015, as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 30.7% to US$27.2 million in the first quarter of 2016, from US$20.9 million in the same period in 2015. Total share-based compensation expenses allocated to the related operating expenses increased by 123.2% to US$2.3 million in the first quarter of 2016, from US$1.1 million in the same period in 2015.

Selling and marketing expenses increased by 42.7% to US$17.3 million in the first quarter of 2016, from US$12.1 million in the same period in 2015. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 20.9% to US$9.9 million in the first quarter of 2016, from US$8.2 million in the same period in 2015. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, and higher share-based compensation expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 10.8% to US$8.0 million, from US$7.2 million in the same period in 2015.

Research and development expenses increased by 49.4% to US$2.4 million in the first quarter of 2016, from US$1.6 million in the same period in 2015. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was US$3.0 million for the first quarter of 2016, compared to an operating loss of US$4.7 million in the same period in 2015. Non-GAAP operating loss, which excluded share-based compensation expenses, was US$0.6 million, compared to a non-GAAP operating loss of US$3.6 million in the same period in 2015.

Interest Income

Interest income was US$1.4 million in the first quarter of 2016, compared to US$1.5 million in the same period in 2015. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The decrease in interest income was primarily due to lower bank deposits and interest rate partially offset by higher tuition interest income in relation to our installment payment plan for students.

Foreign Exchange Gain(Loss)

Foreign exchange gain was US$0.4 million in the first quarter of 2016, compared to US$0.2 million foreign exchange loss in the same period in 2015. The gain was attributable to the appreciation of China’s RMB against U.S. Dollar as a significant portion of the Company’s IPO proceeds in April 2014 had been converted into RMB and placed in bank deposits.

Loss on foreign currency forward contract

Loss on foreign currency forward contract was US$3.0 million in the first quarter of 2016, due to the fluctuation in the exchange rate between U.S. dollars and RMB. In January 2016, the Company entered into a foreign currency forward contract to offset the changes in the carrying amounts of RMB deposits due to fluctuations in RMB to US dollar exchange rate. The contract has been settled in May 2016.

Income Tax Expense (Benefit)

The Company recorded an income tax expense of US$22,031 in the first quarter of 2016, compared to an income tax benefit of US$0.2 million in the same period in 2015. The change was mainly due to the increase in profit before income tax in one of our wholly owned subsidiaries that is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law, which provides a two-year full exemption from enterprise income tax from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018.

Net Income

As a result of the foregoing, net loss was US$3.8 million in the first quarter of 2016, compared to US$2.5 million in the same period in 2015. Non-GAAP net income, which excluded share-based compensation expenses and loss on foreign currency forward contract, was US$1.7 million, compared to a net loss of US$1.4 million in the same period in 2015.

Basic and Diluted Net Income (Loss) per ADS

Basic and diluted net loss per ADS were US$0.07 in the first quarter of 2016. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses and loss on foreign currency forward contract, were US$0.03.

Cash Flow

Net operating cash flow for the first quarter of 2016 was approximately US$9.4 million. Capital expenditures for the quarter were US$2.7million.

Shares Issued and Outstanding

As of March 31, 2016, the Company had 45,143,523 Class A and 10,574,896 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

Taking into consideration the significant change in RMB exchange rate against the U.S. dollar compared with same period in 2015, based on the Company's current estimates, total net revenues for the second quarter of 2016 are expected to be between US$51.5 million and US$52.5 million, representing an increase of 25% to 27% on a year-over-year basis. If not including the impact from the depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 33% to 35% on a year-over-year basis for the second quarter of 2016.

The Company also expects its total net revenues for the full year of 2016 to be between US$230 million and US$236 million, representing an increase of 22% to 25% on a year-over-year basis. If not including the impact from the depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 28% to 31% on a year-over-year basis for the fiscal year 2016.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first quarter of 2016 at 9:00 p.m. Eastern Daylight Time on May 23, 2016 (9:00 a.m. Beijing time on May 24, 2016).

The dial-in details for the live conference call are as follows:

United States: 1 855 298 3404

International: +1 631 514 2526

Hong Kong: 800 905 927

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 0800 015 9725

China Mainland: 400 120 0539

Conference ID: 8072399

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through May 29, 2016. The dial-in details for the replay are:

U.S. Toll Free: 1 866 846 0868

International: 1800 008 585

Hong Kong: 800 966 697

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

China Mainland: 400 184 2240

Conference ID: 8072399

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the second quarter and full year of 2016 and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in eleven IT subjects and three non-IT subjects. Tarena also offers two kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 297,000 students, cooperated with more than 600 universities and colleges and placed students with approximately 78,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

About Non-GAAP Financial Measures

Beginning in the first quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income (loss), net income (loss), and net income (loss) per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song
Investor Relations
Tarena International Inc.
Tel: +8610 56219451
Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31	December 31
	2016	2015
	US$	US$
ASSETS
Current assets:
Cash	88,129,102	79,145,296
Time deposits	92,533,571	69,280,200
Restricted time deposits	-	23,099,668
Accounts receivable, net of allowance for doubtful accounts	25,259,876	22,637,451
Prepaid expenses and other current assets	11,835,251	10,179,811
Total current assets	217,757,800	204,342,426
Time deposits	16,974,347	17,590,693
Accounts receivable, net of allowance for doubtful accounts	970,288	1,196,747
Property and equipment, net	19,724,330	19,690,779
Goodwill	520,738	-
Cost method investments	3,714,480	3,695,946
Other non-current assets	8,178,224	8,178,969
Total assets	267,840,207	254,695,560

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	406,182	679,549
Amounts due to a related party	82,028	135,393
Income taxes payable	8,732,185	8,669,015
Deferred revenue	35,474,489	25,336,265
Accrued expenses and other current liabilities	23,590,738	12,294,473
Total current liabilities	68,285,622	47,114,695
Other non-current liabilities	1,343,706	1,437,238
Total liabilities	69,629,328	48,551,933

Commitments and contingencies	-	-

Shareholders’ equity:
Class A ordinary shares	46,069	44,914
Class B ordinary shares	10,575	10,575
Treasury shares(a)	(7,738,834)	(7,738,834
Additional paid-in capital	148,354,581	144,776,619
Accumulated other comprehensive loss	(4,303,031)	(4,905,419
Retained earnings	61,841,519	73,955,772
Total shareholders’ equity	198,210,879	206,143,627
Total liabilities and shareholders’ equity	267,840,207	254,695,560

Note:

(a)	On August 20, 2015, the Board of Directors approved a share repurchase plan under which the Company may repurchase up to US$20 million of its shares over the next 12 months. According to the plan, the share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. As of March 31, 2016, the Company repurchased926,113 Class A ordinary shares from the open market with the net consideration of US$7,738,834.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended March 31
	2016	2015
	US$	US$
Net revenues	41,278,850	28,182,595
Cost of revenues(a)	(14,696,675)	(10,954,261)
Gross profit	26,582,175	17,228,334
Selling and marketing expenses(a)	(17,295,126)	(12,117,839)
General and administrative expenses(a)	(9,876,480)	(8,166,517)
Research and development expenses(a)	(2,422,845)	(1,622,058)
Operating loss	(3,012,276)	(4,678,080)
Interest income	1,408,476	1,512,558
Other income	455,953	716,673
Loss on foreign currency forward contract	(3,011,644)	-
Foreign exchange gains (losses)	428,812	(225,137)
Loss before income taxes	(3,730,679)	(2,673,986)
Income tax benefit (expense)	(22,031)	175,918
Net loss	(3,752,710)	(2,498,068)
Net loss attributable to Class A and Class B ordinary shareholders	(3,752,710)	(2,498,068)

Net loss per Class A and Class B ordinary share:
Basic and diluted	(0.07)	(0.05)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic and diluted	54,711,833	52,451,846
Net loss	(3,752,710)	(2,498,068)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	602,388	(331,664)
Comprehensive loss	(3,150,322)	(2,829,732)

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended March 31
	2016	2015
	US$	US$
Cost of revenues	71,299	20,875
Selling and marketing expenses	231,858	56,620
General and administrative expenses	1,858,069	930,786
Research and development expenses	255,508	63,520

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended March 31
	2016	2015
	US$	US$
GAAP Cost of revenues	14,696,675	10,954,261
Share-based compensation expense in cost of revenues	71,299	20,875
Non-GAAP cost of revenues	14,625,376	10,933,386

GAAP Selling and marketing expenses	17,295,126	12,117,839
Share-based compensation expense in selling and marketing expenses	231,858	56,620
Non-GAAP selling and marketing expenses	17,063,268	12,061,219

GAAP General and administrative expenses	9,876,480	8,166,517
Share-based compensation expense in general and administrative expenses	1,858,069	930,786
Non-GAAP general and administrative expenses	8,018,411	7,235,731

GAAP Research and development expenses	2,422,845	1,622,058
Share-based compensation expense in research and development expenses	255,508	63,520
Non-GAAP research and development expenses	2,167,337	1,558,538

Operating loss	(3,012,276)	(4,678,080)
Share-based compensation expenses	2,416,734	1,071,801
Non-GAAP operating loss	(595,542)	(3,606,279)

Net loss	(3,752,710)	(2,498,068)
Share-based compensation expense	2,416,734	1,071,801
Loss on foreign currency forward contract	3,011,644	-
Non-GAAP net income (loss)	1,675,668	(1,426,267)
Non-GAAP net income (loss) attributable to Class A and Class B ordinary shareholders	1,675,668	(1,426,267)

Non-GAAP net income (loss) per Class A and Class B ordinary share(a)
Basic and diluted	0.03	(0.03)
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income (loss) per Class A and Class B ordinary share
Basic(a)	54,711,833	52,451,846
Diluted	57,982,805	52,451,846

Notes:

(a) The Non-GAAP net income (loss) per share is computed using Non-GAAP net income (loss) attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income (loss) per share calculation.